                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                         TELECOMMUNICATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    87929J103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                    TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                OCTOBER 24, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                -----------------
                                Page 1 of 5 Pages
                                -----------------

-------------------                                           -----------------
CUSIP No. 87929J103                                           Page 2 of 5 Pages
-------------------                                           -----------------

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          033 ASSET MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                     (a)
                                                                     (b)

          INAPPLICABLE
--------------------------------------------------------------------------------
3.        SEC USE ONLY


--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS

          WC
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE, USA
--------------------------------------------------------------------------------
                          7.    SOLE VOTING POWER

    NUMBER OF                   778,500
      SHARES              ------------------------------------------------------
   BENEFICIALLY           8.    SHARED VOTING POWER
     OWNED BY
       EACH                     0
    REPORTING             ------------------------------------------------------
   PERSON WITH            9.    SOLE DISPOSITIVE POWER

                                778,500
                          ------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          778,500
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES *


--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          3.6
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP No. 87929J103                                           Page 3 of 5 Pages
-------------------                                           -----------------

This Amendment No. 1 amends the Schedule 13D filed by the Reporting Person on September _, 2003. The purpose of this Amendment is to reflect the sale of Shares. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule D. Only those items reported herein are being amended. All other items remain unchanged.

ITEM 1  SECURITY AND ISSUER

         Title of Class of Securities

                  Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer

                  TeleCommunication Systems, Inc.
                  275 West Street
                  Annapolis, Md

ITEM 2  IDENTITY AND BACKGROUND

         (a)  033 Asset Management, LLC (the "Manager")

         (b)  125 High Street, Suite 1405 Boston, Massachusetts 02110

         (c) The Manager serves as an investment manager to investment vehicles.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Manager is the investment manager of (i) 033 Growth Partners I, L.P., (ii) 033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and (iv) 033 Growth International Fund, Ltd. (together, the "Funds").

-------------------                                           -----------------
CUSIP No. 87929J103                                           Page 4 of 5 Pages
-------------------                                           -----------------

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 778,500 shares representing approximately 3.9% of the outstanding shares of the Issuer (based upon 21,470,549 shares outstanding as of October 15, 2003, as reported on the latest Quarterly Report on Form 10-Q of the Issuer filed on October 24, 2003) owned by the Funds. The Manager disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

         (c)  Item 5(c) is hereby amended and restated as follows:

The Funds sold an aggregate of 585,821 Shares in the open market on the dates and for the prices per Share listed below:

Date                              # of Shares sold           Price per Share
----                              ----------------           ---------------

October 8, 2003                         27,800                   $4.7518
October 9, 2003                         18,317                   $4.7474
October 10, 2003                         1,800                   $4.6317
October 17, 2003                        27,700                   $5.3670
October 20, 2003                        44,150                   $5.5968
October 20, 2003                        75,000                   $5.5205
October 21, 2003                       169,000                   $5.7962
October 22, 2003                       196,975                   $5.9816
October 23, 2003                        10,000                   $5.8274
October 24, 2003                        15,079                   $5.9808

         (d)  None.

         (d)  Inapplicable.

         (e)  Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         None.

-------------------                                           -----------------
CUSIP No. 87929J103                                           Page 5 of 5 Pages
-------------------                                           -----------------

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 14, 2004
                                                       -----------------
                                                            (Dated)

                                                      /s/ Lawrence C. Longo
                                                      ---------------------
                                                           (Signature)

                                                      Chief Operating Officer
                                                      -----------------------
                                                              (Title)